UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

K12 Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

48273U102

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Mollusk Holdings, LLC		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐	
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 0	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐	
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%		
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)		

1.	NAMES OF REPORTING PERSONS Cephalopod Corporation		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	**(a)** ☐ **(b)** ☐	
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 0	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐	
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%		
12.	TYPE OF REPORTING PERSON CO		

1.	NAMES OF REPORTING PERSONS Lawrence Investments, LLC		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 0	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%		
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)		

1.	NAMES OF REPORTING PERSONS Lawrence J. Ellison		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 0	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%		
12.	TYPE OF REPORTING PERSON IN		

Introductory note: This Amendment No. 2 to Schedule 13G (this "Amendment No. 2") is being filed by the undersigned Reporting Persons pursuant to Rule 13d-2(b) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13G as originally filed by the Reporting Persons on February 14, 2008, as subsequently amended by Amendment No. 1 to the Schedule 13G filed on February 18, 2009 (as amended, the "Schedule 13G"), to report that the Reporting Persons have ceased to own more than five percent of the class of securities. This Schedule 13G relates to the common stock of K12 Inc., a Delaware corporation (the "Company" or the "Issuer"). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings set forth in the Schedule 13G. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 4.   Ownership.

The information provided under Item 4(a), (b) and (c) of the Schedule 13G is hereby amended and restated in its entirety as follows:

(a)   Amount beneficially owned:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 0

(b)   Percent of class:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 0.0%

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 0

(ii)   Shared power to vote or to direct the vote:

n/a

(iii)   Sole power to dispose or to direct the disposition of:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 0

(iv)   shared power to dispose or to direct the disposition of:

n/a

Item 5.   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

Mollusk Holdings, LLC

By: Cephalopod Corporation, Member

By: /s/ Philip B. Simon
Name: Philip B. Simon
Its: President

Cephalopod Corporation

By: /s/ Philip B. Simon
Name: Philip B. Simon
Its: President

Lawrence Investments, LLC

By: /s/ Philip B. Simon
Name: Philip B. Simon
Its: Member

Lawrence J. Ellison

 /s/ Philip B. Simon
by Philip B. Simon, his attorney in fact

EXHIBIT 99.2

EXHIBITS

99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by Mollusk, Cephalopod, Lawrence Investments and Lawrence J. Ellison in regard to K12 Inc. on February 14, 2008).

99.2 Limited Power of Attorney of Lawrence J. Ellison for Filings with the Securities and Exchange Commission (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by Mollusk, Cephalopod, Lawrence Investments and Lawrence J. Ellison in regard to Leapfrog Enterprises, Inc. on February 14, 2006).